Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GREENROSE ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

Greenrose Acquisition Corp., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

First: That the name of this Corporation is “Greenrose Acquisition Corp.”.

Second: That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on August 26, 2019 (the “Certificate of Incorporation”).

Third: That the Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on January 31, 2020 (the “Amended and Restated Certificate of Incorporation”).

Fourth: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendment to the Certificate of Incorporation, which amendment was in accordance with the Company’s Amended and Restated Certificate of Incorporation approved by the holders of in excess of 65% of the issued and outstanding common stock at the Company’s Special Meeting of Stockholders on October 27, 2021common stock issued .

Fifth: That Article Fifth of Amended and Restated the Certificate of Incorporation is hereby amended by deleting paragraph F and replacing it with the following new paragraph:

F. In the event that the Corporation has not consummated an initial Business Combination by November 30, 2021 (the “Termination Date”), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the IPO Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable), by (B) the total number of then outstanding IPO Shares, which redemption will completely extinguish rights of the holders of IPO Shares (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by William F. Harley III, its Chief Executive Officer, as of the 9th day of November 2021.

/s/ William F. Harley III
William F. Harley III
Chief Executive Officer.